QUORUM VENTURES, INC.
                             2640 Tempe Knoll Drive
                        North Vancouver, British Columbia
                                 Canada V7N 4K6
                            Telephone: (604) 908-0233
                            Facsimile: (604) 986-4733

VIA FAX:  202-772-9210

June 27, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jay Ingram

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Thursday, June 29, 2006 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

QUORUM VENTURES, INC.

PER:  /s/ Steve Bolton

STEVE BOLTON
President